UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2014

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1550
(Address of principal executive offices)

(216) 261-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.07   Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Shareholders of Associated Estates Realty Corporation (the "Company") was held in Cleveland, Ohio on May 7, 2014. At that meeting, the shareholders considered and acted upon the following proposals:

Proposal One: Election of Directors. By the vote reflected below, the shareholders elected the following individuals as directors for a one-year term and until their respective successors have been duly elected and qualified:

Director	For	Withhold	Abstain	Broker Non-Votes
Albert T. Adams	36,886,306	8,320,576	—	8,178,118
Jeffrey I. Friedman	42,470,126	2,736,756	—	8,178,118
Michael E. Gibbons	44,708,131	498,751	—	8,178,118
Mark L. Milstein	42,509,760	2,697,122	—	8,178,118
James J. Sanfilippo	44,577,356	629,526	—	8,178,118
James A. Schoff	42,991,262	2,215,620	—	8,178,118
Richard T. Schwarz	44,162,089	1,044,793	—	8,178,118

Proposal Two: Approval of the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan. By the vote reflected below, the shareholders approved the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan:

	For	Against	Abstain	Broker Non-Votes
Proposal Two	41,949,824	3,076,573	180,485	8,178,118

Proposal Three: Ratification of the Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm. By the vote reflected below, the shareholders ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2014:

	For	Against	Abstain	Broker Non-Votes
Proposal Three	52,662,100	578,334	144,566	—

Proposal Four: Advisory Vote on the Company's Executive Compensation. By the vote reflected below, the shareholders approved, on an advisory basis, the compensation of the Company's named executive officers:

	For	Against	Abstain	Broker Non-Votes
Proposal Four	43,146,083	1,871,949	188,850	8,178,118

<u>SIGNATURE</u>

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         ASSOCIATED ESTATES REALTY CORPORATION

May 8, 2014	/s/ Lou Fatica
(Date)	Lou Fatica, Senior Vice President, Treasurer and Chief Financial Officer